731


05006947

# 82- SUBMISSIONS FACING SHEET



MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Thunder Sword Resources Inc.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS



FILE NO. 82- 1260 FISCAL YEAR 10-31-04

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | | | |
|---|---|---|---|---|---|
| 12G3-2B | (INITIAL FILING) | ☐ | AR/S | (ANNUAL REPORT) | ☑ |
| 12G32BR | (REINSTATEMENT) | ☐ | SUPPL | (OTHER) | ☐ |
| DEF 14A | (PROXY) | ☐ | | | |

OICF/BY: dlw

DAT : 4/1/05

#82-1260



AR/S
10-31-04

# THUNDER SWORD RESOURCES INC.

## FINANCIAL STATEMENTS

## OCTOBER 31, 2004 AND 2003


MORGAN
COMPANY
CHARTERED ACCOUNTANTS

# AUDITORS' REPORT

To the Shareholders of
Thunder Sword Resources Inc.

We have audited the balance sheets of Thunder Sword Resources Inc. as at October 31, 2004 and 2003, and the statements of operations and deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Vancouver, B.C. — *"Morgan & Company"*

March 16, 2005 — Chartered Accountants

Tel: (604) 687-5841
Fax: (604) 687-0075
www.morgan-cas.com

MEMBER OF

ACPA
INTERNATIONAL

P.O. Box 10007 Pacific Centre
Suite 1488 - 700 West Georgia Street
Vancouver, B.C. V7Y 1A1

# THUNDER SWORD RESOURCES INC.

## BALANCE SHEETS

| | OCTOBER 31 2004 | OCTOBER 31 2003 |
|---|---|---|
| **ASSETS** | | |
| **Current** | | |
| Cash | $ 2,958 | $ 3,546 |
| Accounts receivable | - | 21,623 |
| Inventory | 14,259 | 21,189 |
| Prepaid expenses | 1,402 | 1,402 |
| | 18,619 | 47,760 |
| **Capital Assets** (Note 4) | 24,920 | 34,512 |
| **Interest in Mineral Properties** (Note 5) | 82,627 | 82,060 |
| | $ 126,166 | $ 164,332 |
| **LIABILITIES** | | |
| **Current** | | |
| Accounts payable | $ 38,407 | $ 39,766 |
| Due to related parties (Note 8) | 714,951 | 509,429 |
| | 753,358 | 549,195 |
| **SHAREHOLDERS' DEFICIENCY** | | |
| **Share Capital** (Note 6) | 3,703,249 | 3,703,249 |
| **Contributed Surplus** | 154,368 | - |
| **Deficit** | (4,484,809) | (4,088,112) |
| | (627,192) | (384,863) |
| | $ 126,166 | $ 164,332 |

Approved on Behalf of the Board:

"S. Naguschewski" — Director

"M. Goldstein" — Director

# THUNDER SWORD RESOURCES INC.

## STATEMENTS OF OPERATIONS AND DEFICIT

| | YEARS ENDED OCTOBER 31 | |
|---|---|---|
| | **2004** | 2003 |
| **Sales** | **$ 38,316** | $ 69,960 |
| **Cost Of Sales** | | |
| Inventory, beginning of year | **21,189** | 18,789 |
| Purchases | **4,796** | 32,864 |
| Freight out | **517** | 5,640 |
| Warehousing | **13,043** | 16,466 |
| | **39,545** | 73,759 |
| Inventory, end of year | **14,259** | 21,189 |
| | **25,286** | 52,570 |
| **Gross Profit** | **13,030** | 17,390 |
| **Administrative Expenses** | | |
| Advertising and shareholder relations | **6,939** | 5,423 |
| Amortization | **10,488** | 11,266 |
| Automotive and travel | **27,347** | 19,905 |
| Consulting fees | **78,000** | 77,586 |
| Filing and transfer fees | **15,978** | 9,162 |
| Interest | **64,343** | 42,950 |
| Office and miscellaneous | **10,108** | 10,541 |
| Professional fees | **6,813** | 8,698 |
| Product research | **100** | 189 |
| Rent | **35,243** | 33,953 |
| Stock based compensation | **154,368** | - |
| | **409,727** | 219,673 |
| **Net Loss Before The Following** | **(396,697)** | (202,283) |
| **Settlement Of Insurance Claim** | **-** | 32,018 |
| **Net Loss For The Year** | **(396,697)** | (170,265) |
| **Deficit, Beginning Of Year** | **(4,088,112)** | (3,917,847) |
| **Deficit, End Of Year** | **$ (4,484,809)** | $ (4,088,112) |
| **Basic And Diluted Net Loss Per Share** | **$ (0.07)** | $ (0.03) |
| **Basic And Diluted Weighted Average Common Shares** | **6,014,647** | 6,014,647 |

# THUNDER SWORD RESOURCES INC.

## STATEMENTS OF CASH FLOWS

| | YEARS ENDED OCTOBER 31 2004 | 2003 |
|---|---|---|
| **Cash Flows From (Used By):** | | |
| **Operating Activities** | | |
| Net loss for the year | **$ (396,697)** | $ (170,265) |
| Adjustment for items not affecting cash: | | |
| Amortization | **10,488** | 11,266 |
| Interest accrued | **61,236** | 41,354 |
| Stock based compensation | **154,368** | - |
| | **(170,605)** | (117,645) |
| Changes in non-cash working capital items: | | |
| Accounts receivable | **21,623** | (18,433) |
| Inventory | **6,930** | (2,400) |
| Prepaid expenses | **-** | 1,079 |
| Accounts payable | **(1,359)** | (11,291) |
| | **(143,411)** | (148,690) |
| **Financing Activity** | | |
| Due to related parties | **144,286** | 166,004 |
| **Investing Activities** | | |
| Purchase of capital assets | **(896)** | (16,451) |
| Interest in mineral property | **(567)** | - |
| | **(1,463)** | (16,451) |
| **Increase (Decrease) In Cash** | **(588)** | 863 |
| **Cash, Beginning Of Year** | **3,546** | 2,683 |
| **Cash, End Of Year** | **$ 2,958** | $ 3,546 |

**SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:**

| | 2004 | 2003 |
|---|---|---|
| Interest paid | **$ 3,124** | $ 596 |

## THUNDER SWORD RESOURCES INC.

## NOTES TO FINANCIAL STATEMENTS

## OCTOBER 31, 2004 AND 2003

### 1. NATURE OF OPERATIONS

The Company is incorporated under British Columbia legislation and is engaged in the exploration of mineral properties, as well as the importation and resale of magnesium chloride.

### 2. SIGNIFICANT ACCOUNTING POLICIES

a) Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from management's best estimates as additional information becomes available in the future. The asset which required management to make significant estimates and assumptions in determining carrying values was the interest in mineral properties.

b) Inventory

Inventory is stated at the lower of cost and net realizable value. Cost is generally determined on the first-in, first-out basis.

c) Capital Assets and Amortization

Capital assets are recorded at cost. Amortization is recorded on the diminishing balance basis over the estimated useful lives of the assets as follows:

| | |
|---|---|
| Production equipment | 30% |
| Computer and office equipment | 30% |
| Vehicles | 30% |

d) Interest in Mineral Properties

The Company is engaged in exploring certain mineral interests and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of amounts recorded as interest in mineral properties is dependent upon confirmation of the Company's ownership in the mineral properties, the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the exploration, development and establishment of a viable mining operation and continued support from creditors and shareholders.

# THUNDER SWORD RESOURCES INC.

## NOTES TO FINANCIAL STATEMENTS

## OCTOBER 31, 2004 AND 2003

2. **SIGNIFICANT ACCOUNTING POLICIES** (Continued)

d) *Interest in Mineral Properties (Continued)*

Acquisition, exploration and development costs relating to mineral properties are deferred until such time as mineral properties are brought into production, abandoned, or sold at which time they are amortized on the unit of production basis over the estimated life of the property or written off to earnings. Revenue incidental to exploration and development activities, including the proceeds on sales of partial properties, is credited against the cost of related properties. Properties that include certain abandoned claims are carried at cost unless only minimal exploration costs were incurred on abandoned claims, in which case the cost of acquisition is apportioned and an appropriate amount is written off. Inactive properties are carried at cost unless there is an abandonment of the Company's interest, at which time the cost is written off. Losses on partial sales of properties are reflected in the income statement in the period of sale.

e) Long-lived Assets Impairment

Long-term assets of the Company are reviewed when changes in circumstances suggest their carrying value has become impaired. Management considers assets to be impaired if the carrying value exceeds the future projected cash flows from related operations (undiscounted and without interest charges). If impairment is deemed to exist, the assets will be written down to fair value.

f) Asset Retirement Obligations

The fair value of a liability for an asset retirement obligation is recognized when a reasonable estimate of fair value can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is charged to earnings using a systematic and rational method and is adjusted to reflect period-to-period changes in the liability resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flow. As at December 31, 2004 and 2003, the Company did not have any asset retirement obligations.

g) Revenue Recognition

Revenue from the sale of magnesium chloride is recognized when the product is shipped and risk of ownership has transferred

h) Financial Instruments

The Company's financial instruments include cash, accounts receivable, accounts payable and due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

## 2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

i) Loss Per Share

Basic and diluted loss per share amounts are computed using the weighted average number of common shares outstanding during the year.

The Company uses the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments. Under the treasury stock method, only instruments with exercise amounts less than market prices impact the diluted calculations. In computing diluted loss per share, no shares were added to the weighted average number of common shares outstanding during the years ended October 31, 2004 and 2003 for the dilutive effect of employee stock options and warrants as there were no dilutive securities outstanding. No adjustments were required to reported loss from operations in computing diluted per share amounts.

j) Stock Based Compensation

The Company account for compensation expense based on the fair value of rights granted under its stock based compensation plan. Under this method, compensation costs attributable to all stock options granted is measured at fair value at the grant date, and expensed over the vesting period with a corresponding increase to contributed surplus. Upon exercise of the stock options, consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

k) Income Taxes

The Company uses the asset and liability method of accounting for income taxes whereby future income tax assets are recognized for deductible temporary differences and operating loss carryforwards, and future income tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the amounts of assets and liabilities recorded for Income tax and financial reporting purposes. Future income tax assets are recognized only to the extent that management determines that it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment. The income tax expense or benefit is the income tax payable or refundable for the period plus or minus the change in future income tax assets and liabilities during the period.

## THUNDER SWORD RESOURCES INC.

## NOTES TO FINANCIAL STATEMENTS

## OCTOBER 31, 2004 AND 2003

### 3. GOING CONCERN

These financial statements have been prepared on the basis of generally accepted accounting principles as applicable to a going concern. Those principles contemplate the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. Should the Company be unable to continue as a going concern, it maybe unable to realize the carrying value of its assets and to meet its liabilities as they come due.

The Company has incurred substantial operating losses since its inception and has a working capital deficiency of $734,739 at October 31, 2004. The future viability of the Company will depend upon its ability to continue to obtain adequate financing and commence profitable business operations.

If the going concern assumptions were not appropriate for these financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported net loss and the balance sheet classifications used.

### 4. CAPITAL ASSETS

| | 2004 | | | 2003 |
|---|---|---|---|---|
| | COST | ACCUMULATED AMORTIZATION | NET BOOK VALUE | NET BOOK VALUE |
| Computer and office equipment | $ 14,426 | $ 12,508 | **$ 1,918** | $ 1,651 |
| Production equipment | 42,803 | 22,998 | **19,805** | 28,292 |
| Vehicles | 5,375 | 2,178 | **3,197** | 4,569 |
| | $ 62,604 | $ 37,684 | **$ 24,920** | $ 34,512 |

### 5. INTEREST IN MINERAL PROPERTIES

Sault Sainte Marie Mining Division, Province of Ontario

| | 2004 | 2003 |
|---|---|---|
| Balance, beginning of year | **$ 82,060** | $ 82,060 |
| Additions | **567** | - |
| Balance, end of year | **$ 82,627** | $ 82,060 |

The Company owns 100% interest in 42 mineral claims located in Sault Sainte Marie Mining Division, Ontario. The claims are subject to a 2% net smelter royalty.

### 7. INCOME TAXES (Continued)

Losses that reduce future income for tax purposes expire as follows:

| | |
|---|---|
| 2005 | $ 281,000 |
| 2006 | $ 263,000 |
| 2007 | $ 175,000 |
| 2008 | $ 168,000 |
| 2009 | $ 109,000 |
| 2010 | $ 156,000 |
| 2011 | $ 230,000 |

A valuation allowance has been recorded to reduce the net benefit recorded in the financial statements related to these future tax assets. The valuation allowance is deemed necessary as a result of the uncertainty associated with the ultimate realization of these tax assets.

### 8. RELATED PARTY TRANSACTIONS

The following summarizes the Company's related party transactions for the year:

a) Rent

During the year, the Company paid or accrued rent of $6,000 (2003 - $6,000) to a company controlled by a spouse of a director.

b) Management Services

During the year, the Company paid or accrued consulting fees of $60,000 (2003 - $60,000) to directors for management services.

c) Due to Related Parties

The amount due to related parties is owing to a director and a company controlled by a spouse of a director. The loans bear 10% interest per annum, are unsecured, and are without specific terms of repayment. As at October 31, 2004, interest of $102,590 (2003 – $41,354) has been accrued.

Subsequent to October 31, 2004, the Company issued 4,057,337 common shares to settled $608,601 of these amounts outstanding.



British Columbia
Securities Commission

**QUARTERLY AND YEAR END REPORT**

**BC FORM 51-901F (previously Form 61)**

*Freedom of Information and Protection of Privacy Act*: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

________ Schedule A

X Schedule B & C
(place X in appropriate category)

**ISSUER DETAILS**

| NAME OF ISSUER | FOR QUARTER ENDED | DATE OF REPORT YY/MM/DD |
|---|---|---|
| **Thunder Sword Resources Inc.** | **October 31, 2004** | **05/03/21** |

ISSUER'S ADDRESS **c/o 6031 Tranquille Place**

| CITY | PROVINCE | POSTAL CODE | ISSUER FAX NO. | ISSUER TELEPHONE NO. |
|---|---|---|---|---|
| **Richmond** | **BC** | **V7C 2T2** | **604-274-5600** | **604-275-8222** |

| CONTACT PERSON | CONTACT'S POSITION | CONTACT TELEPHONE NO. |
|---|---|---|
| **Mr. Siggy Naguschewski** | **Director** | **604-275-8222** |

| CONTACT E-MAIL ADDRESS | WEB SITE ADDRESS |
|---|---|
| **N/A** | **N/A** |

CERTIFICATE

The one schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED YY/MM/DD |
|---|---|---|
| **"S.Naguschewski"** | **Siggy Naguschewski** | **05/03/21** |
| **"M. Goldstein"** | **Matty Goldstein** | **05/03/21** |

Schedule B

# THUNDER SWORD RESOURCES INC.

## SUPPLEMENTARY INFORMATION

## OCTOBER 31, 2004

1. Analysis of material expenses and deferred costs for the current fiscal year-to-date:

   See statement of loss and deficit in attached financial statements.

2. For the current fiscal year-to-date:

   (a) Aggregate amount of expenditures made to parties not at arm's length to issuer:

   The Company paid or accrued rent of $6,000 to a company controlled by a spouse of a director.
   The Company paid or accrued management fees of $60,000 to two directors.

3. For the current fiscal year-to-date:

   (a) Summary of securities issued during the year:

| Date Of Issue | Type Of Security | Type Of Issue | Number of Shares | Issue Price | Total Proceeds | Type Of Consideration | Commission Paid |
|---|---|---|---|---|---|---|---|
| None. | N/A | N/A | N/A | N/A | N/A | N/A | N/A |

   (b) Summary of options granted during the year:

   None

4. As at the end of the year:

   (a) Authorized:

   98,895,000 common shares, without par value
   1,000,000 preference shares, without par value

   (b) Issued and outstanding:

| | Number Of Shares | Amount |
|---|---|---|
| Ending balance, October 31, 2004 | 6,014,627 | $ 3,703,249 |

# THUNDER SWORD RESOURCES INC.

## SUPPLEMENTARY INFORMATION

## OCTOBER 31, 2004

(c) Summary of warrants outstanding:

None

Summary of options outstanding:

604,460

(d) Total number of common shares held in escrow: Nil
Total number of shares subject to pooling: Nil

5. List of directors:

| | |
|---|---|
| Siggy Naguschewski | President/Director |
| Sharon Goldstein | Director |
| James R. Tostenson | Director |
| Matty Goldstein | Director |

Schedule C

MANAGEMENT DISCUSSION & ANALYSIS

# REPORT TO SHAREHOLDERS
of
# THUNDER SWORD RESOURCES INC.

**For the 12 months ending October 31, 2004**

March 15, 2005

## THE PERIOD'S OPERATIONS

### Analysis of Financial Results

During the last twelve months ending October 31, 2004 the Company's continued aim was to evaluate and develop market opportunities.

During this period cash remained a limited resource. Operating costs continue to be funded by loans from Directors. The Directors intend to continue to fund the Company's operations until such time that financing can be arranged or the sales of the product will provide a proper cash flow.

As a result of the lack of cash, management continues to keep overhead costs as low as possible. Company Directors Matty Goldstein and Siggy Naguschewski attended to the day-to-day activities of the Company. Management fees were accrued to these individuals as compensation for their efforts.

Expenses for the period were generally comparable to the same period of last year.

Included in consulting and management fees are amounts paid (or payable) to directors. The amounts accrued are amounts meant to approximate the equivalent arm's length value for the services provided.

## BUSINESS ACTIVITIES

As I look back over the 12-month period I have to say that we had a fairly challenging year.

In early spring we completed the agonizing task of converting the poorly packaged and damaged crystal magnesium chloride into a liquid form.

By April 24/04 we had to satisfy the Ontario Ministry of Northern Development and Mines, that we had performed at least $16,800 of work on our Pilot Harbour Property in Ontario. MAS Capital Inc. filed their work program of $26,000+ on April 24/04, which covered our obligations.

MAS Capital Inc. was retained by us to perform this work program under an agreement that granted them an option to acquire up to 50% of the Company's interest in the Pilot Harbour claims.

Our Pilot Harbour Property near the city of Wawa has reportedly three gold showings. The most notable of these was the V.G. showing, which consisted of a chlorite schist within a shear zone, with a known strike length of at least 656 feet. Various samples taken by Dominion Explorers Inc. and Noranda Exploration Company Ltd. varied between 0.90 – 3.43 oz/ton gold. Noranda had determined the average grade of the V.G. showing to be 0.46 oz/ton gold over the entire strike length. A 44-pound bulk sample taking of the showing assayed an impressive 0.599 oz/ton Au.

Unfortunately we had to discontinue the agreement with MAS Capital Inc. due to them not fulfilling all the requirements in the agreement. The Company had learned that samples taken by MAS Capital Inc. from the claims may have been contaminated due to the failure of MAS Capital Inc. to remit them for analysis in a proper time frame.

When the Board learned of these and other conducts, it decided to immediately terminate any and all agreements and to have no further relationship with MAS Capital Inc. We therefore still have all of our 42 claims.

In our magnesium department we can report that we have sold some of the salvaged product and are looking forward to future sales.

Our chemical/environmental division reports that they have been using magnesium chloride to formulate various solutions and are close to reporting their results. Research is continuing on a product that acts as a sound barrier as well as a fire retardant.

The management is also announcing the continuing development and expansion of our magnesium chloride products featuring magnesium chloride that is unique in its purity and effectiveness. We have started our dust control program, using magnesium chloride as a cost effective and environmentally friendly agent. Additionally, after years of research, we can report that our fertilizer program will soon move into the production and marketing phase.

## INFORMATION REGARDING: MAGNESIUM CHLORIDE

The magnesium chloride comes from the Geermu Property, located just a few kilometres from the City of Geermu in the Caerhan Salt Lake area of China. Caerhan Salt Lake is one of the largest salt lakes in the world. It contains mainly sodium chloride, potash and magnesium

Magnesium chloride has proven to be one of the most effective solutions for highway de-icing and dust control and numerous other applications. It has also proven to be economically attractive. Researchers at the University of Colorado report that they found no cause for environmental concern. Independent studies by the U.S. Dept. of Agriculture also report that magnesium chloride is one of the least harmful of all common de-icers to vegetation and ground water.

**INFORMATION REGARDING: PILOT HARBOUR**

The Pilot Harbour property, which comprises 42 claims (672 hectares) is located only 4½ miles SW from the Eagle River property, in the Mishibishu Lake area in Ontario, which is presently being mined by River Gold Mines Ltd.
The Pilot Harbour property showed soil samples of 2,000 ppb (about 0.06 oz/ton Au) and chip samples revealed gold values ranging from 0.10 oz/ton Au to 3.4 oz/ton Au.

**INVESTOR RELATIONS ACTIVITIES**

There were no investor relations' activities undertaken during the period.

We will keep you informed on future developments as they occur via news releases and/or Quarterly Shareholder Reports.

On behalf of the Board of Directors I extend our sincere appreciation for your continued commitment, confidence and support. Thank you.

*"S. Naguschewski"*

S. Naguschewski, President
THUNDER SWORD RESOURCES INC.

#82-1260



**British Columbia Securities Commission**

**QUARTERLY AND YEAR END REPORT**
**BC FORM 51-901F (previously Form 61)**

*Freedom of Information and Protection of Privacy Act*: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

X Schedule A

___ Schedule B & C
(place X in appropriate category)

**ISSUER DETAILS**

| NAME OF ISSUER | FOR QUARTER ENDED | DATE OF REPORT YY/MM/DD |
|---|---|---|
| **Thunder Sword Resources Inc.** | **October 31, 2004** | **05/03/21** |

ISSUER'S ADDRESS **c/o 6031 Tranquille Place**

| CITY | PROVINCE | POSTAL CODE | ISSUER FAX NO. | ISSUER TELEPHONE NO. |
|---|---|---|---|---|
| **Richmond** | **BC** | **V7C 2T2** | **604-274-5600** | **604-275-8222** |

| CONTACT PERSON | CONTACT'S POSITION | CONTACT TELEPHONE NO. |
|---|---|---|
| **Mr. Siggy Naguschewski** | **Director** | **604-275-8222** |

| CONTACT E-MAIL ADDRESS | WEB SITE ADDRESS |
|---|---|
| **N/A** | **N/A** |

CERTIFICATE

The one schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED YY/MM/DD |
|---|---|---|
| **"S.Naguschewski"** | **Siggy Naguschewski** | **05/03/21** |
| **"M. Goldstein"** | **Matty Goldstein** | **05/03/21** |

# THUNDER SWORD RESOURCES INC.

BRITISH COLUMBIA SECURITIES COMMISSION
1100 - 865 Hornby Street
Vancouver, B.C. V6Z 2H4

**Attention: Financial Disclosure Section**

Dear Sirs;

| | |
|---|---|
| Corporation: | THUNDER SWORD RESOURCES INC. |
| Period End: | October 31, 2004 |
| Record Date: | March 21, 2005 |
| Mailing Date: | March 24, 2005 |

We wish to confirm that on the captioned mailing date, the enclosed material, which is below, was sent by prepaid mail to each shareholder of record at the specified latest address shown on the books of the Corporation.

| | |
|---|---|
| X | Notice of Meeting/Information Circular |
| X | Annual Report (With Annual Financial Statements) |
| X | Proxy |
| X | Letter to Shareholders |
| ___ | Letter of Transmittal |
| ___ | Interim Financial Statements |
| X | Return Envelope |
| ___ | Other - ____________ |

Yours truly,

S. Naguschewski, President
THUNDER SWORD RESOURCES INC.

Enclosures(s)

cc: TSX
cc: Morgan & Company - Attn: Peter Witzerman
cc: DuMoulin Black - Attn: George Brazier
cc: Computershare - Attn: Heather Miller
cc: United States Securities & Exchange Commission

Suite 1006 – 736 Granville Street, Vancouver, B.C., Canada, V6Z 1G3 Telephone: 604-682-4429 Fax: 604-682-4624
http://www.thundersword.com Email: info@thundersword.com

Mailing Address: 6031 Tranquille Place, Richmond, B.C., Canada V7C 2T2 Telephone: 604-275-8222 Fax: 604-274-5600
Email: thundersword@shaw.ca

**CONFIRMATION OF DISTRIBUTION**

of

# THUNDER SWORD RESOURCES INC.

March 24, 2005

This is to confirm the distribution of our Annual Financial Statements for the period ended October 31, 2004 in compliance with National Policy Statement #41.

*"S. Naguschewski"*

S. Naguschewski, President
THUNDER SWORD RESOURCES INC.

**THUNDER SWORD RESOURCES INC.**
6031 Tranquille Place
Richmond, British Columbia
V7C 2T2

# NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of the shareholders of Thunder Sword Resources Inc. (the "Company") will be held at 10th Floor, 595 Howe Street, Vancouver, British Columbia, on April 29, 2005, at the hour of 10:00 A.M., Vancouver time, for the following purposes:

1. To receive and consider the report of the Directors and the financial statements of the Company, together with the auditor's report thereon, for the financial year ended October 31, 2004.
2. To fix the number of Directors at four.
3. To elect Directors for the ensuing year.
4. To appoint the auditor for the ensuing year.
5. To authorize the Directors to fix the remuneration to be paid to the auditor.
6. To authorize the Directors in their discretion to amend stock options granted to insiders, subject to regulatory approvals, as more fully set forth in the information circular accompanying this notice.
7. To consider and, if thought fit, to pass an ordinary resolution approving and ratifying the Company's currently implemented Stock Option Plan, subject to regulatory approval, as more fully set forth in the information circular accompanying this notice.
8. To transact such further or other business as may properly come before the Meeting and any adjournments thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this notice.

If you are unable to attend the Meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED this 15th day of March, 2005.

**BY ORDER OF THE BOARD**



SIEGFRIED NAGUSCHEWSKI
PRESIDENT

grb\051901\agm\0158

**THUNDER SWORD RESOURCES INC.**
6031 Tranquille Place
Richmond, British Columbia, V7C 2T2

*Telephone Number:* *(604)-275-8222* *Facsimile Number:* *(604)-274-5600*

# INFORMATION CIRCULAR

(As at March 15, 2005, except as indicated)

The Company is providing this Information Circular and a form of proxy in connection with management's solicitation of proxies for use at the Annual General Meeting (the "Meeting") of the Company to be held on April 29, 2005 and at any adjournments. The Company will conduct its solicitation by mail and officers and employees of the Company may, without receiving special compensation, also telephone or make other personal contact. The Company will pay the cost of solicitation.

## APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder's behalf in accordance with the instructions given by the shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy are officers or Directors of the Company (the "Management Proxyholders").

**A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.**

## VOTING BY PROXY

**Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.** Shares represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

**If a shareholder does not specify a choice and the shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.**

**The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting.** At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

## COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company, 6031 Tranquille Place, Richmond, British Columbia, V7C 2T2, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

## NON-REGISTERED HOLDERS

**Only shareholders whose names appear on the records of the Company as the registered holders of shares or duly appointed proxyholders are permitted to vote at the Meeting.** Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but instead registered in the name of a nominee such as a brokerage firm through which they purchased the shares; bank, trust company, trustee or administrator of self-administered RRSP's, RRIF's, RESP's and similar plans; or clearing agency such as The Canadian Depository for Securities Limited (a "Nominee"). If you purchased your shares through a broker, you are likely an unregistered holder.

In accordance with securities regulatory policy, the Company has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the Proxy, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting. Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder. The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order that your Shares are voted at the Meeting.

If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided. Do not complete the voting section of the form as your vote will be taken at the Meeting.

In addition, Canadian securities legislation now permits the Company to forward meeting materials directly to "non objecting beneficial owners". If the Company or its agent has sent these materials directly to you (instead of through a Nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding on your behalf. By choosing to send these materials to you directly, the Company (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.

## REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a registered shareholder, his attorney authorized in writing or, if the registered shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. **Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to**

**change their vote must, at least 7 days before the Meeting, arrange for their Nominees to revoke the proxy on their behalf.**

**VOTING SHARES AND PRINCIPAL HOLDERS THEREOF**

The Company is authorized to issue 99,895,000 shares divided into 98,895,000 common shares without par value (the "shares"), of which 9,818,118 shares are issued and outstanding, and 1,000,000 preference shares without par value (the "preference shares"), of which none are issued as at the date hereof. Persons who are registered shareholders at the close of business on March 21, 2005 will be entitled to receive notice of and vote at the Meeting and will be entitled to one vote for each share held.

To the knowledge of the Directors and executive officers of the Company, no person beneficially owns, directly or indirectly, or controls or directs shares carrying 10% or more of the voting rights attached to all shares of the Company.

**ELECTION OF DIRECTORS**

The Directors of the Company are elected at each Annual General Meeting and hold office until the next Annual General Meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Shareholder approval will be sought to fix the number of Directors of the Company at four.

The Company is required to have an Audit Committee. Members of this committee are as set out below.

Management of the Company proposes to nominate each of the following persons for election as a Director. Information concerning such persons, as furnished by the individual nominees, is as follows:

| *Name, Jurisdiction of Residence and Position* | *Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years* | *Previous Service as a Director* | *Number of Common Shares beneficially owned, directly or indirectly, or Controlled or directed* [2] |
|---|---|---|---|
| SIEGFRIED NAGUSCHEWSKI[1]<br>Richmond, B.C., Canada<br>PRESIDENT/CEO/DIRECTOR | President, Thunder Sword Resources Inc. | 1979 | 300,000 |
| JAMES R. TOSTENSON[1]<br>Delta, B.C., Canada<br>DIRECTOR | Retired | 1979 | 100,173 |
| SHARON GOLDSTEIN<br>Vancouver, B.C., Canada<br>SECRETARY/DIRECTOR | Sales Manager, Erres Imports Inc. | 1996 | 306,300 |
| MATTY GOLDSTEIN[1]<br>Vancouver, B.C., Canada<br>DIRECTOR | President, Erres Imports Inc. | 1998 | 300,000 |

1 Member of the Audit Committee.

2 Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at March 15, 2005, based upon information furnished to the Company by individual Directors. Unless otherwise indicated, such shares are held directly.

No proposed Director is to be elected under any arrangement or understanding between the proposed Director and any other person or company, except the Directors and executive officers of the company acting solely in such capacity.

To the knowledge of the Company, no proposed Director:

(a) is, as at the date of the Information Circular, or has been, within 10 years before the date of the Information Circular, a Director or executive officer of any company (including the Company) that, while that person was acting in that capacity,

(i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii) was subject to an event that resulted, after the Director or executive officer ceased to be a Director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the 10 years before the date of the Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed Director.

## EXECUTIVE COMPENSATION

The following table (presented in accordance with the rules (the "Rules") made under the Securities Act (British Columbia)) sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years (to the extent required by the Rules) in respect of each of the individuals comprised of the Chief Executive Officer as at October 31, 2004 and the other three most highly compensated executive officers of the Company as at October 31, 2004 whose individual total salary and bonus for the most recently completed financial year exceeded $150,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the "Named Executive Officers" or "NEOs").

## Summary Compensation Table

| NEO Name and Principal Position | Year | Annual Compensation | | | Long Term Compensation | | | All Other Compensation ($) |
|---|---|---|---|---|---|---|---|---|
| | | | | | Awards | | Payouts | |
| | | Salary ($) | Bonus ($) | Other Annual Compensation ($) | Securities Under Option/ SAR's Granted (#) | Shares/Units Subject to Resale Restrictions ② ($) | LTIP Payouts ($) | |
| Siegfried Naguschewski CEO | 2004 | 30,000 | Nil | 6,000[1] | 300,730[2] | Nil | Nil | Nil |
| | 2003 | 30,000 | Nil | 6,000[1] | Nil | Nil | Nil | Nil |
| | 2002 | 30,000 | Nil | 6,000[1] | Nil | Nil | Nil | Nil |

1 Car allowance.

2 These options were granted to Tosna Consulting, a company controlled by Siegfried Naguschewski.

## Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance over a period greater than one financial year (whereby performance is measured by reference to financial performance or the price of the Company's securities) was paid to the Named Executive Officer(s) during the most recently completed financial year.

## Option/Stock Appreciation Rights ("SAR") Grants During the Most Recently Completed Financial Year

The following table sets forth stock options granted under the Company's Stock Option Plan or otherwise during the most recently completed financial year to each of the Named Executive Officers.

| NEO Name | Securities Under Option/SARs Granted ① (#) | % of Total Options/SARs Granted to Employees in Financial Year | Exercise or Base Price ② ($/Security) | Market Value of Securities Underlying Options/SARs on Date of Grant ($/Security | Expiration Date |
|---|---|---|---|---|---|
| Siegfried Naguschewski | 300,730 ③ | 50% | $0.15 | $0.15 | Feb. 25/09 |

① The options for shares become exercisable on the date of grant, subject to regulatory and shareholder approval.

② The exercise price of stock options is determined by the Board of Directors but shall in no event be less than the trading price of the shares of the Company on the TSX Venture Exchange (the "Exchange") at the time of the grant of the option or such other price as may be agreed to by the Company and approved by the Exchange.

③ These options were granted to Tosna Consulting, a company controlled by Siegfried Naguschewski.

## Aggregated Option/SAR Exercises During The Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

The Named Executive Officers did not exercise any options in respect of the Company's shares during the most recently completed financial year.

Termination of Employment, Changes in Responsibility and Employment Contracts:

The Company has no employment contracts with any Named Executive Officer.

The Company and its subsidiaries have no compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive more than $100,000 to compensate such executive officers in the event of resignation, retirement or other termination, a change of control of the Company or a change in responsibilities following a change in control.

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which Directors are compensated by the Company for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this Information Circular.

The Company has a Stock Option Plan for the granting of incentive stock options to the officers, employees and Directors. The Company did grant an aggregate of 300,730 stock options to the Directors during the most recently completed financial year. The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the Directors of the Company and to closely align the personal interests of such persons to that of the shareholders.

Securities Authorized for Issuance Under Equity Compensation Plans

The Company has no compensation plans under which equity securities are authorized for issuance as at the end of the most recently completed financial year.

## INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is no indebtedness of any Director, executive officer, proposed nominee for election as a Director or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

## INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person or proposed Director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company.

## APPOINTMENT OF AUDITOR

Morgan & Company, Chartered Accountants, of Vancouver, British Columbia, is the auditor of the Company. Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of Morgan & Company as the auditor of the Company to hold office for the ensuing year at a remuneration to be fixed by the Directors. Morgan & Company were first appointed as auditor on January 1, 2002.

## MANAGEMENT CONTRACTS

No management functions of the Company are performed to any substantial degree by a person other than the Directors or executive officers of the Company.

## STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Company. The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making. The Board is of the view that the Company's general approach to corporate governance, summarized below, is appropriate and substantially consistent with objectives reflected in the guidelines for improved corporate governance in Canada adopted by The Toronto Stock Exchange (the "Exchange Guidelines").

### Board of Directors

*Structure and Compensation*

The Board is currently composed of four Directors. All the proposed nominees are current Directors of the Company.

The Exchange Guidelines suggest that the Board of Directors of every listed company should be constituted with a majority of individuals who qualify as "unrelated" Directors. An "unrelated" Director is a Director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the Director's ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding. In addition, where a company has a significant shareholder, the Exchange Guidelines suggest that the Board of Directors should include a number of Directors who do not have interests in either the Company or the significant shareholder. Of the proposed nominees, three are considered by the Board to be "unrelated" within the meaning of the Exchange Guidelines and one is "inside" or a management Director and, accordingly, is considered to be "related". In assessing the Exchange Guidelines and making the foregoing determinations, the circumstances of each Director have been examined in relation to a number of factors.

*Mandate of the Board*

The mandate of the Board, as prescribed by the *Business Corporations Act (British Columbia)*, is to manage or supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. In doing so, the Board oversees the management of the Company's affairs directly and through its committees.

*Meetings of the Board*

The Board meets from time-to-time as the affairs of the Company require. The Board met four times during 2004.

### Committee Responsibilities and Activities

Committees of the Board are an integral part of the Company's governance structure. There is one standing committee.

*Audit Committee*

**Composition of the Audit Committee**

The following are the members of the Committee:

| | | |
|---|---|---|
| Siegfried Naguschewski | Not independent ① | Financially literate ① |
| James R. Tostenson | Independent ① | Financially literate ① |
| Matty Goldstein | Independent ① | Financially literate ① |

① As defined by Multilateral Instrument 52-110 ("MI 52-110").

**Audit Committee Oversight**

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

**Reliance on Certain Exemptions**

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 *(De Minimis Non-audit Services)*, or an exemption from MI 52-110, in whole or in part, granted under Part 8 of Multilateral Instrument 52-110.

**External Auditor Service Fees (By Category)**

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

| *Financial Year Ending* | *Audit Fees* | *Audit Related Fees* | *Tax Fees* | *All Other Fees* |
|---|---|---|---|---|
| Oct. 31, 2004 | $3,450 | $1,500 | $300 | $0 |
| Oct. 31, 2003 | $3,475 | $1,450 | $300 | $0 |

**Nomination and Assessment**

The Board determines nominees to the Board, although a formal process has not been adopted.

**Expectations of Management**

The Board expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity.

**PARTICULARS OF OTHER MATTERS TO BE ACTED UPON**

**(a) Approval and Ratification of Stock Option Plan**

The Board of Directors of the Company implemented a stock option plan (the "Plan") effective February 25, 2004, which was approved by the Exchange and the shareholders of the Company. The number of common shares which may be issued pursuant to options previously granted and those granted under the Plan is a maximum of 10% of the issued and outstanding common shares at the time of the grant. In addition, the number of shares which may be reserved for issuance to any one individual may not exceed 5% of the issued shares on a yearly basis or 2% if the optionee is engaged in investor relations activities or is a consultant. Under Exchange policy, all such rolling stock option plans which set the number of common shares issuable under the plan at a maximum of 10% of the issued and outstanding common shares must be approved and ratified by shareholders on an annual basis.

Therefore, at the Meeting, shareholders will be asked to pass a resolution in the following form:

> "UPON MOTION IT WAS RESOLVED that the Company approve and ratify, subject to regulatory approval, the Stock OptionPlan pursuant to which the Directors may, from time-to-time, authorize the issuance of options to Directors, officers, employees and consultants of the Company and its subsidiaries to a maximum of 10% of the issued and outstanding common shares at the time of the grant, with a maximum of 5% of the Company's issued and outstanding shares being reserved to any one person on a yearly basis."

The purpose of the Plan is to allow the Company to grant options to Directors, officers, employees and consultants, as additional compensation, and as an opportunity to participate in the success of the Company. The granting of such options is intended to align the interests of such persons with that of the shareholders. Options will be exercisable over periods of up to five years as determined by the Board of Directors of the Company and are required to have an exercise price no less than the closing market price of the Company's shares prevailing on the day that the option is granted less a discount of up to 25%, the amount of the discount varying with market price in accordance with the policies of the Exchange. Pursuant to the Plan, the Board of Directors may from time-to-time authorize the issue of options to Directors, officers employees and consultants of the Company and its subsidiaries or employees of companies providing management or consulting services to the Company or its subsidiaries. The Plan contains no vesting requirements, but permits the Board of Directors to specify a vesting schedule in its discretion. The Plan provides that if a change of control, as defined therein, occurs, all shares subject to option shall immediately become vested and may thereupon be exercised in whole or in part by the option holder.

The full text of the Plan will be available for review at the Meeting.

**Unless such authority is withheld, the persons named in the enclosed Proxy intend to vote for the approval and ratification of the Plan.**

**(b) Amendment of Stock Options**

During the next year, the Company may grant additional stock options, subject to all necessary regulatory approvals. Under the current policy of the Exchange, shareholder approval is not required for the grant of stock options if granted in accordance with the policy. However, such policy requires that any decrease in the exercise price of stock options held by insiders be approved by a majority of the shareholders at the Meeting, excluding insiders and their associates (the "disinterested shareholders"). Therefore, the disinterested shareholders at the Meeting will be asked to authorize the Directors in their discretion to amend stock options granted to insiders, subject to all necessary regulatory approvals.

For the purposes hereof, an "insider" is a Director or senior officer of the Company, a Director or senior officer of a company that is itself an insider or subsidiary of the Company, or a person whose control, or direct or indirect beneficial ownership, or a combination thereof, over securities of the Company extends to securities carrying more than 10% of the voting rights attached to all the Company's outstanding voting securities.

Accordingly, at the Meeting, shareholders other than insiders and their associates, will be asked to pass a resolution in the following form:

> "UPON MOTION IT WAS RESOLVED (with all insiders and their associates abstaining from voting) that the Directors be and are hereby authorized, in their discretion, to amend stock options granted to insiders subject to all necessary regulatory approvals."

**ADDITIONAL INFORMATION**

Additional information relating to the Company is on SEDAR at www.sedar.com. Shareholders may contact the Company at 6031 Tranquille Place, Richmond, B.C., V7C 2T2, to request copies of the Company's financial statements and MD&A.

Financial information is provided in the Company's comparative financial statements and MD&A for its most recently completed financial year which are filed on SEDAR.

**OTHER MATTERS**

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

DATED this 15th day of March, 2005.

APPROVED BY THE BOARD OF DIRECTORS



SIEGFRIED NAGUSCHEWSKI
President

**FORM 52-109F2 - CERTIFICATION OF INTERIM FILINGS**

**I, Siegfried Naguschewski, President, Chief Executive Officer and Chief Financial Officer of Thunder Sword Resources Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Thunder Sword Resources Inc. (the issuer) for the interim period ending October 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 21st, 2005.



Signature
President & Chief Executive Officer

GRB\051901\AGM\0164

\# 82-1260

# Proxy

**ANNUAL GENERAL MEETING OF SHAREHOLDERS OF THUNDER SWORD RESOURCES INC. (the "Company") TO BE HELD AT 10$^{TH}$ FLOOR – 595 HOWE STREET, VANCOUVER, BRITISH COLUMBIA, ON FRIDAY, APRIL 29, 2005, AT 10:00 AM**

**The undersigned member ("Registered Shareholder") of the Company hereby appoints,** SIEGFRIED NAGUSCHEWSKI, a Director of the Company, or, failing this person, MATTY GOLDSTEIN, a Director of the Company, or in the place of the foregoing, ______________________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

**The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.**

**SIGN HERE:** ______________________________

**Please Print Name:** ______________________________

**Date:** ______________________________

**Number of Shares Represented by Proxy:** ______________________________

***THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED. SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE.***

**Resolutions** (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

| | Resolution | For | Against |
|---|---|---|---|
| 1. | To determine the number of Directors at four (4). | ____ | ____ |

| | Resolution | For | Withhold |
|---|---|---|---|
| 2. | To elect as Director, Siegfried Naguschewski | ____ | ____ |
| 3. | To elect as Director, James R. Tostenson | ____ | ____ |
| 4. | To elect as Director, Sharon Goldstein | ____ | ____ |
| 5. | To elect as Director, Matty Goldstein | ____ | ____ |
| 6. | To appoint Morgan & Company as auditor of the Company. | ____ | ____ |

| | Resolution | For | Against |
|---|---|---|---|
| 7. | To authorize the Directors to fix the auditor's remuneration | ____ | ____ |
| 8. | To authorize the Directors to amend stock options | ____ | ____ |
| 9. | To approve and ratify the Stock Option Plan | ____ | ____ |
| 10. | To transact such other business as may properly come before the Meeting | ____ | ____ |

GRB\051901\AGM\0161

# THUNDER SWORD RESOURCES INC.
# (the "Issuer")

#82-1260

## Request for Financial Statements

National Instrument 51-102 provides shareholders with the opportunity to elect annually to have their name added to the Issuer's supplemental mailing list in order to receive (i) annual financial statements and MD & A and (ii) interim financial statements and MD & A of the Issuer. The documents will be accessible under the Issuer's profile at [www.sedar.com]. However, if you wish to receive any such mailings, please check the applicable box below.

**I wish to receive annual financial statements and MD & A** ☐

**I wish to receive interim financial statements and MD & A** ☐

---

**COMPLETE AND RETURN THIS FORM TO:**

**Thunder Sword Resources Inc.**
6031 Tranquille Place
Richmond, British Columbia
V7C 2T2

NAME: ______________________________

ADDRESS: ______________________________

______________________________

POSTAL CODE: ____________________

I confirm that I am the **BENEFICIAL** owner of ______________________ shares of the Issuer. *(Common/Preferred)*

I confirm that I am the **REGISTERED** owner of ______________________ shares of the Issuer. *(Common/Preferred)*

SIGNATURE OF SHAREHOLDER: ______________________ DATE: __________



CUSIP: 8859 10 109

SCRIP COMPANY CODE: THUQ